EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

INGREDION INCORPORATED

Computation of Ratios of Earnings to Fixed Charges

(in millions, except ratios)	2014	2013	2012	2011	2010

Income before income taxes and earnings of non-controlling interests	$520.1	$546.8	$600.6	$593.4	$275.5
Fixed charges	76.3	79.9	84.3	88.5	72.4
Capitalized interest	(2.1)	(4.3)	(5.6)	(5.2)	(2.6)
Total	$594.3	$622.4	$679.3	$676.7	$345.3

RATIO OF EARNINGS TO FIXED CHARGES	7.79	7.79	8.06	7.65	4.77

FIXED CHARGES:
Interest expense on debt	$71.3	$74.6	$79.4	$83.4	$69.4
Amortization of discount on debt	3.4	3.4	3.2	3.0	1.6
Interest portion of rental expense on operating leases	1.6	1.9	1.7	2.1	1.4
Total	$76.3	$79.9	$84.3	$88.5	$72.4